May 12, 2025

Scott LaPorta
Chief Executive Officer
Vendome Acquisition Corp I
1090 Center Drive
Park City, UT 84098

       Re: Vendome Acquisition Corp I
           Registration Statement on Form S-1
           Filed April 15, 2025
           File No. 333-286534
Dear Scott LaPorta:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 15, 2025
Our Sponsor, page 3

1. In the table of compensation and securities issued or to be issued, please include the
       105,000 founder shares your sponsor will transfer to your independent director nominees and certain members of your management team for their services, in each case for no cash consideration, including 25,000 shares to each of your independent directors and 30,000 shares to Amy Wang. Please also include this disclosure on the cover page and disclose the anti-dilution adjustment of the founder shares in the table in the Summary, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.
2.     We note that the managing member of your sponsor is Vendome Acquisition
Holding
       I LLC, of which your founders are the sole members and your founders control the management of the sponsor, including the exercise of voting and investment discretion over the securities of your company held by your sponsor. Please revise to disclose all persons or affiliated groups who have direct or indirect material interests
 May 12, 2025
Page 2

       in the sponsor, as well as the nature and amount of their interests. See
Item 1603(a)(7)
       of Regulation S-K.
Risk Factors, page 46

3. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a
       U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Dilution, page 95

4.     We note that the tables on pages 95     96 do not reflect a redemption
restriction with
       respect to your public shares. However, disclosure throughout your filing states that your amended and restated memorandum and articles of association provides that under no circumstances will you redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions to be less than $5,000,001. Please reconcile your disclosures for us or revise accordingly. Please refer to Item 1602 of Regulation S-X.
5. Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, shares that may be issued in connection with the exercise of the public warrants and the private placement warrants. Reference is made to Item 1602(c) of Regulation S-K.
6. We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as your disclosure on page 3 indicates you intend to target businesses with enterprise values of $500 million, which is greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrant as stated on page 100 of your prospectus.
Principal Shareholders, page 150

7. Please revise the table to include the shares to be transferred to independent directors and members of your management team as described on page 153, or advise. May 12, 2025
Page 3
Note 2 - Summary of Significant Accounting Policies
Recent Issued Accounting Pronouncements, page F-12

8. Please tell us how you determined that your disclosure is compliant with the segment disclosures for single reportable segment entities under ASC 280-10-50-20 and ASU
       2023-07, or revise your footnotes to include the applicable disclosures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Gil Savir